Mail Stop 3561

      March 31, 2006

Via Fax and U.S. Mail

Mr. Jay Strauss, Esq.
Deutsche Alt-A Securities, Inc.
60 Wall Street
New York, NY 10005

Re:	Deutsche ALT-A Securities, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed March 16, 2006
      File No. 333-131600

Dear Mr. Strauss,

      We have reviewed your responses to the comments in our letter dated March 3, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

General
1. We reissue comment 3 of our letter dated March 3, 2006. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Certificates Supplement

Summary, page S-1
2. We reissue comment 8 of our letter dated March 3, 2006. Please provide the percentage of the asset pool represented by the prefunding account, and not merely the maximum percentage that such prefunding account will represent. Also, please include the amount of proceeds to be deposited in the prefunding account as required by
Item 1103(a)(5)(ii) of Regulation AB.

Description of the Mortgage Pool, page S-27
3. As the revisions you have made in response to prior comment 20 of our letter dated March 3, 2006 indicate that you may include delinquent assets in the asset pool of the proposed transaction, please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5 to Form S-
3. Additionally, revise your delinquency tables to clearly present information in 30 or 31 day increments instead of using "1 x 30," "2
x 30," etc.

Notes Supplement
Cover Page
4. While we note that you have added cross-collateralization as a form of credit enhancement on the cover page of your notes supplement, it does not appear that you contemplate using this form of credit enhancement in the context of a notes offering. Accordingly, please revise your cover page to remove this reference.
Alternatively, you may expand both the summary section and the body of your notes supplement to provide a description of cross-collateralization.

Summary, page 8
5. We note your response to comment 13 of our letter dated March
3,
2006 and your assurance that you have removed all references to a guarantee as a form of credit enhancement. Please remove the reference that remains on page 10 of the notes supplement, as well as the references in the base prospectus. Alternatively, confirm that any guarantee of the securities will be registered if an exemption is not available.
6. We note that in response to prior comment 9 of our letter dated March 3, 2006, you added to the summary of the certificates supplement a brief description of how losses not covered by credit enhancement will be allocated. Please provide a description of the same in the notes supplement, as well.
7. While we note that you have provided bracketed language covering
"other known transaction parties," in response to comment 15 of our letter dated March 3, 2006, please revise to include a bracketed placeholder specifically indicating that you will identify the insurance provider referred to on page 10, if applicable.
8. We note that in response to comment 16 of our letter dated
March
3, 2006, you have revised your filing to include home-equity loans, commercial properties, multifamily properties, mixed-use residential and commercial properties or unimproved land, and that no percentage limitations have been placed on the types of these assets that may be included in an asset pool. Please provide us with an analysis of why you believe it is appropriate to have one base prospectus covering all of these different asset types. Refer to Section III.A.3.b of the SEC Release No. 33-8518.

Base Prospectus

Revolving Period, page 35
9. While we note the revisions you have made in response to comment
23 of our letter dated March 3, 2006, please further revise the bracketed language you have provided to illustrate the type of disclosure you would provide in response to Item 1103(a)(5) of Regulation AB. In this regard, we note that you have not provided information regarding the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool represented by the funds used during the revolving period.

Description of Credit Support, page 72
10. We note that while you retained the "Cross-Support Provisions" section on page 74, you added a "Cross-Collateralization Features" section on page 77. These paragraphs seem to cover the same form of credit support. Accordingly, you should either revise to clarify the differences between the two or to remove any redundant information.
11. We note from page 73 that any form of credit support may be structured so as to be drawn upon by more than one series, and that if a form of credit support covers more than one series of securities, securityholders evidencing interests in any of the covered trusts will be subject to the risk that the credit support will be exhausted by the claims of other covered trusts before that covered trust receives any of its intended share of that coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Derivative Products Related to the Securities, page 77
12. We reissue prior comment 24, in part. Please confirm that any derivative arrangements you enter into will be limited to interest and currency agreements.
13.
In addition, we note that you have added a separate section on derivatives on page 77 in response to our prior comment. This section refers to derivative products that would "provide for payments to the trust fund based on the occurrence of other specified events." Please remove this language and all other similar "catch-all" language or revise to specifically identify all derivative products to which you refer.

Purchase Obligations, page 78
14. We note the disclosure regarding purchase obligations that you have added on page 78 and the fact that you list several different types of purchase obligations. Please expand to include a description of how each of them works. In addition, we note that you may use put options and demand features, and that some classes of securities may be subject to a purchase obligation by or on behalf of the applicable securityholders. Accordingly, we have referred this section to the Division of Investment Management and may have further comment.

Pooling and Servicing Agreement
15. We reissue comment 27 of our letter dated March 3, 2006. We note your explanation that the parties may change from transaction to transaction. However, because the pooling and servicing agreement does not itself include a definition of "servicing criteria," please ensure that Exhibit F is filed with your next amendment. In this regard, we note that while the parties assessing compliance with such criteria may change, the servicing criteria should not, and should be the same criteria set forth in Item 1122(d) of Regulation AB.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.


								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 912-7751
	Jeffrey J. Murphy, Esq.
	Thacher Proffitt & Wood LLP
Mr. Jay Strauss, Esq.
Deutsche Alt-A Securities, Inc.
March 31, 2006
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